
October 25, 2013

Via E-mail
Trevor P. Bond
Chief Executive Officer
W.P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020

Re: W. P. Carey Inc.
Registration Statement on Form S-4
Filed October 1, 2013
File No. 333-191517

Dear Mr. Bond:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Financial Advisor to W.P. Carey, page 61

1.   We note that your disclosure on page 69 of the registration statement regarding the material relationships between BoA Merrill Lynch and W.P. Carey does not provide a narrative and quantitative description of the fees paid or to be paid to BoA Merrill Lynch and its affiliates by W.P. Carey and its affiliates. Please revise to provide this disclosure or advise.

2.   We note your disclosure on pages 62 and 67 that W.P. Carey obtained a third-party appraisal on CPA®:16 upon which you estimated a net asset value per share for CPA®:16. Please revise your disclosure to identify the third party or clarify, if true, that Robert A. Stanger & Co. provided the third-party appraisal. We note your disclosure on page 84 that Robert A. Stanger was engaged by CPA®:16.

Opinion of Financial Advisor to the Special Committee of CPA:16 – Global, page 80

3.   We note that your disclosure on page 80 of the registration statement regarding the material relationships between Barclays and W.P. Carey does not provide a quantitative description of the fees paid to Barclays and its affiliates by W.P. Carey and its affiliates. Please revise to provide this disclosure or advise.

Selected Historical and Pro Forma Financial Information, page 170

4.   Please amend to provide a footnote indicating why certain pro forma amounts are not applicable as presented (i.e., no pro forma consolidated statement of cash flows is required). Further, please ensure amounts provided are consistent with such amounts throughout the joint proxy/prospectus and documents incorporated by reference.

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment A, page F-7

5.   Please tell us the circumstances that caused your intangible assets, excluding goodwill, to increase in value by approximately $604 million. In particular, provide detail differentiating between in-place lease and above-market rents, and your anticipated weighted-average amortization period for such intangible assets. Please provide similar information for your acquired intangible liabilities and amend to provide the anticipated weighted-average amortization periods for acquired intangible assets and liabilities.

Adjustment C, page F-9

6.   Please amend to indicate the pro forma change in cash as a result of the new financing and repayments is approximately $28.5 million, as you incurred $1.5 million in closing costs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Christopher Giordano, Esq.
        Via E-mail